FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               January 8, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: December Output Statement dated 8 January 2003



No. 1

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in December 2002 is given in the table below, together with comparative data for the previous financial year:-


                                          2001/02                                        2002/03
                             December              Year to Date               December             Year to Date
                        Output    Load Factor   Output       Load       Output    Load Factor   Output      Load
                         (TWh)        (%)        (TWh)    Factor (%)     (TWh)        (%)        (TWh)     Factor (%)

UK Nuclear               6.24         88         50.28        80         5.91         83         45.93       73

UK Other                 0.72         50         5.07         40         0.85         59         3.80        30

Bruce Power              1.77         76        15.45*        87*        1.77         75         15.86       76
(82.42% owned)

Amergen                  1.60         90         13.47       86**        1.87        101.1       14.81      91**
(50% owned)


        * The figures for the year to date in 2001 for Bruce Power cover a shorter period from Financial Close on 12th May 2001

        * *The capacity for Clinton was up-graded in spring of this year to 1017 MWe and the capacity of TMI unit 1 increased to 840 MWe following a turbine replacement in autumn 2001.

OVERVIEW

The UK nuclear plant remain on track to achieve the revised target, announced in August 2002, of 63 TWh (plus or minus 1 TWh) by 31st March 2003.

The output figures for both AmerGen and Bruce Power remain in line with the plan after allowing for the higher number of planned outages in the current year.

PLANNED OUTAGES

UK Nuclear

  - Off-load refuelling was carried out on one reactor each at Dungeness B and Heysham 1.
  - Low load refuelling was carried out on both reactors at Heysham 2 and on one reactor each at Hinkley Point B, Hunterston B and Torness.

Bruce

Bruce unit 7 completed its planned outage and was synchronised to the grid on 30th December 2002.

UNPLANNED OUTAGES



  - Repairs to a boiler feed pump were undertaken on one unit at Dungeness B and a gas circulator was replaced on one unit at Heysham 1.



Contacts:

David Wallace                      013552 62574            (Media Enquiries)
Paul Heward                        013552 62201            (Investor Relations)


Find this News Release on our web-site: www.british-energy.com

END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 8, 2003                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations